JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

May 31, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 93 to the Registration Statement under the Securities Act of 1933 and Amendment No. 94 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
The addition of the following Funds:
1) JNL/AQR Managed Futures Strategy Fund (Investment Sub-Adviser: AQR Capital Management, Inc.); and
2) JNL/Mellon Capital Management Emerging Markets Index Fund (Investment Sub-Adviser: Mellon Capital Management Corporation).

2)
Termination of Standard & Poor’s Investment Advisory Services, LLC as Investment Sub-Adviser of the three JNL/S&P Disciplined Fund of Funds; and the following three Fund Name Changes:
(No replacement Investment Sub-Adviser; Jackson National Asset Management, LLC to remain Adviser)

1) JNL/S&P Disciplined Moderate Fund to JNL Disciplined Moderate Fund;
2) JNL/S&P Disciplined Moderate Growth Fund to JNL Disciplined Moderate Growth Fund; and
3) JNL/S&P Disciplined Growth Fund to JNL Disciplined Growth Fund.

3)	Investment Strategy Change for the JNL/Lazard Emerging Markets Fund.

4)	Structure change: BlackRock Investment Management, LLC to act as Investment Sub-Adviser for the JNL/BlackRock Global Allocation Fund (in place of the current Master Feeder Fund structure).

5)	Investment Percentage Range revisions for the Investment Strategies utilized in the JNL/BlackRock Commodity Securities Fund.

6)
Investment Sub-Advisory Fee Changes (Reductions) for the JNL/Goldman Emerging Markets Debt Fund, the JNL/Ivy Asset Strategy Fund, the JNL/Lazard Emerging Markets Fund, and the JNL/T. Rowe Price Short-Term Bond Fund.

7)	Advisory Fee Changes (Reductions) for the JNL/Goldman Emerging Markets Debt Fund, the JNL/Ivy Asset Strategy Fund, the JNL/Lazard Emerging Markets Fund, and the JNL/T. Rowe Price Short-Term Bond Fund.

8)
Existing Funds to be Closed to Investors:
1) The JNL Institutional Alt 65 Fund will be closed to all investors; and
2) The JNL/Goldman Sachs Emerging Markets Debt Fund; the JNL/Lazard Emerging Markets Fund; the JNL/Mellon Capital Management Global Alpha Fund; and the JNL/Red Rocks Listed Private Equity Fund will be Closed to Separate Account Investors; but Available to Funds of Funds

9)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

May 31, 2011

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary